

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2020

Lloyd M. Segal
Chief Executive Officer
Repare Therapeutics Inc.
7210 Frederick-Banting, Suite 100
St-Laurent, Québec, Canada H4S 2A1

>   **Re: Repare Therapeutics Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 15, 2020**
>   **File No. 333-238822**

Dear Mr. Segal:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed June 15, 2020

Exhibits

1. We note that your forum selection provision in your by-law identifies the Province of Québec and appellate courts therefrom as the exclusive forum for certain litigation, including any "derivative action." Please revise your prospectus to clearly describe this provision and to describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section

22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

You may contact Tracey McKoy at (202) 551-3772 or Kate Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Divakar Gupta, Esq